PRESS RELEASE

Sanofi successfully prices EUR 1.8 billion bond issue

Paris, France - March 29, 2016 - Sanofi announces that it has successfully priced its offering of EUR 1.8 billion of notes across 3 tranches:

•	EUR 500 million Fixed Rate Notes, due 2019, bearing interest at an annual rate of 0.000%

•	EUR 600 million Fixed Rate Notes, due 2024, bearing interest at an annual rate of 0.625%

•	EUR 700 million Fixed Rate Notes, due 2028, bearing interest at an annual rate of 1.125%

The issue is drawn under the Company’s Euro Medium Term Note Programme.

The transaction enables the Group to lower its average cost of debt and extend the average maturity of its debt.

Sanofi intends to use the net proceeds of the offering for general corporate purposes, including the repayment of existing borrowings.

Barclays, Citi, ING, Royal Bank of Scotland and Santander were Bookrunners for the offering.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

1/2

No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the notes that has been approved by the Autorité des marchés financiers or notified to the Autorité des marchés financiers after approval by the competent authority of another member State of the European Economic Area; no notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties or to qualified investors (investisseurs qualifiés) other than individuals, investing for their own account, all as defined in Articles L. 411-1, L. 411-2 and D. 411-1 of the French Code monétaire et financier.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi’s beliefs and expectations are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi’s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Sanofi does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Additional Information:

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

Media Relations	Investor Relations
Laurence Bollack	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

2/2